March 23, 2023

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Via Electronic Mail and Edgar Transmission

Mr. Sonny Oh Senior Counsel Division of Investment Management Disclosure Review and Accounting Office U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Post-Effective Amendments to Registration Statements on Form S-3

(File Nos. 333-263495, 333-263492, and 333-262390)

Brighthouse Shield Level Select 3-Yr, 6-Yr, Pay Plus and Pay Plus Advisory Annuities (respectively)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on February 24, 2023 and March 7, 2023 with regard to the post-effective amendments to registration statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on January 13, 2023, which relates to above-referenced Shield Level Annuities, individual single premium deferred index-linked separate account annuity contracts (the “Contracts”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure in the Registration Statement, the marked courtesy copy of the Shield Level Pay Plus and Pay Plus Advisory supplement (“the Pay Plus Supplement” or “Supplement”) filed

132025830.2	Carlton Fields, P.A. Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Mr. Sonny Oh

March 23, 2023

herewith reflects those changes. Certain clarifying, editorial and updating changes have been made as well.

1.	Cover Page

Comment:

In the second paragraph on the cover page of the Pay Plus Supplement, add to the cover page the risk disclosure regarding the possibility that there may be only one investment option that was recently added to the Shield Level Select Advisory Annuity contract.

Response:

Registrant has added the requested disclosure. Please note that the requested disclosure was added to the “Shield Options” section located on the Cover Page of the Supplement as there was more context there to set up the disclosure.

2.	Applicability of Comments

	Comment:	The Staff comments provided with respect to the Supplement on 02.24.2023 apply to the 3-year and 6-year Contracts, as appropriate.

Response:

As noted above, Registrant has revised the Supplement in response to the Staff’s comments. The revisions are reflected in the marked copy of the Supplement filed herewith. The same revisions will be made to the 3-year and 6-year supplement as appropriate.

3.	Use of Supplement Approach

Comment:

The Staff has concluded that Brighthouse may appropriately use supplements to add the Step Rate Edge Shield option to the Pay Plus, Pay Plus Advisory, 3/6-year contracts, and subsequent Shield Level Select Advisory Annuity Contract filed on 3/17. The supplements should be revised so that they can be used a “standalone” disclosure documents. In this vein, make it clear as necessary throughout the prospectus that the supplements “add” information to the prospectus, and avoid terms such as “revising,” “amending,” or “inserting.” For example, in the second paragraph of the cover page, revise the third sentence to state that “[t]he supplement adds certain information to your prospectus .... ”

	Response:	Registrant has made the requested revisions.

4.	Use of Supplement Approach

	Comment:	By way of another example, the Shield Option table included in the Supplements should reflect only the Shield Options with Step Rate Edge.

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Mr. Sonny Oh

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Response:

Registrant has revised the Shield Option table to reflect only newly available Shield Options for Contracts issued on and after May 1. The Registrant notes that these newly available Shield Options include more than just Shield Options with Step Rate Edge. The Nasdaq-100 Index® will be available to all Shield Options with Cap Rate, Step Rate and Step Rate Edge alike. In addition, the newly added 2-Year term will be available for certain Shield Options with Step Rate as well as Step Rate Edge.

5.	Supplement Example

Comment:

Do not refer to the example in the Supplement as “Example 1.C.” Instead, use something along the following lines: “Here is an example of how the Step Rate Edge works. The example is designed to illustrate similar principles to those illustrated in Examples 1A (“Shield Option with Cap Rate“) and 1B (“Shield Option with Step Rate”) in the prospectus.”

	Response:	The Registrant has made the requested revisions.

6.	Supplement Format

	Comment:	Arrange the information less in line with the format of the prospectus, e.g., move the risk factors near the end of the Supplement.

	Response:	Registrant has revised the Supplement as requested.

7.	Use of Terms

	Comment:	The Staff notes that the meaning of some of the terms in the prospectus may change with respect to usage in the Supplement.

	Response:	The Registrant has reviewed the terms used in the Supplement and does not believe that the meanings of those terms differ materially from how the terms are used in the prospectus.

8.	Comparison of Different Crediting Methods

	Comment:	When comparing the different crediting methods, compare all three types (Cap, Step and Edge) in the Supplement.

	Response:	Registrant has replaced the second paragraph under “Step Rate Edge” with the following:

In deciding whether to purchase a Shield Option with a Cap Rate versus a Step Rate or Step Rate Edge, you should consider the following:

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Mr. Sonny Oh

March 23, 2023

•

Step Rates and Edge Rates are generally lower than Cap Rates. For example, if Index Performance is equal to or greater than zero but less than the Step Rate, and you chose a Cap Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen a Step Rate.

•

Similarly, if Index Performance is equal to or greater than the Shield Rate but less than the Edge Rate, and you chose a Cap Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen an Edge Rate.

•

Alternatively, if Index Performance is positive and exceeds the Step Rate, and you chose a Step Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen a Cap Rate. For example, if you chose a Shield Option with a 10% Cap Rate and there is a 15% Index Performance, your Performance Rate is 10%; however, if instead you were to choose a Shield Option with an 8% Step Rate, your Performance Rate would instead be 8%.

•

Similarly, if the Index is equal to or greater than the Shield Rate and exceeds the Edge Rate, and you chose an Edge Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen a Cap Rate. For example, if you chose a Shield Option with a 10% Cap Rate and there is a 15% Index Performance, your Performance Rate is 10%; however, if instead you were to choose a Shield Option with an 6% Edge Rate, your Performance Rate would be 7%.

In deciding whether to purchase a Shield Option with a Step Rate versus Step Rate Edge, you should consider the following:

•

Edge Rates are generally lower than Step Rates, but Edge Rates are applicable when Index Performance is equal to or greater than the Shield Rate whereas Step Rates are applicable only when Index Performance is equal to or greater than zero. For example, if you chose an Edge Rate of 7% and Index Performance is equal to or greater than the Shield Rate but less than zero, your Performance Rate would be 7%. On the other hand, if you chose a Step Rate of 8% and Index Performance is equal to or greater than the Shield Rate but less than zero, your Performance Rate would be 0% even though the Step Rate is higher than the Edge Rate. Conversely, if

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Mr. Sonny Oh

March 23, 2023

you chose an Edge Rate of 7% and Index Performance is equal to or greater than zero, your Performance Rate would be 7% whereas if you had chosen a Step Rate of 8%, your Performance Rate Adjustment would be 8% rather than 7%.

9.	Information Incorporated By Reference

	Comment:		Please include in the Supplement an “Information Incorporated by Reference” section as required by Item 12 of Form S-3 as well as an “Independent Registered Public Accounting Firm” section.

	Response:		Registrant has revised the Supplement as requested.

10.	Requests for Prospectuses

	Comment:		Please explain supplementally to the Staff:

		A.	If an existing Shield contract owner (i.e., one that bought their contract before May 1, 2023), who has never seen the Edge Rate supplement, requests a prospectus after May 1 (when Shield Edge Rate becomes available through the supplemented Shield prospectuses), what will they receive? For example, if a contract owner bought a Contract with a one-year term in June 2022, receives notice that the term is expiring in May 2023, and realizes they cannot find their prospectus, will they receive a prospectus with a Step Rate Edge supplement? Without a supplement?

	Response:		In-force contract owners would receive the most current version of the prospectus, including all supplements.

		B.	Could they by virtue of being able to roll over to the same or another Shield option elect the Shield Rate Edge at that point?

	Response:		The enhancements described in the Supplement are only available for Contracts issued on and after May 1; accordingly the enhancements are not available to the in-force contract owner in this example.

		C.	If prior to filing a required 3-year registration statement for the Pay Plus or 3/6-year Contracts, Brighthouse seeks to add another Shield Option/feature, would Brighthouse add the new option or feature in a supplement, or not?

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March 23, 2023

	Response:	Registrant will make that determination at that time, and if appropriate, will consult with SEC Staff.

11.	Terminology Revisions

Comment:

Under the caption “Step Rate Edge,” change “Step Rate Edge” at the end of the second line in the first paragraph to “Edge Rate.” In the first line in the second paragraph, change “Edge Rate” to “Step Rate Edge.”

	Response:	Registrant will revise the Supplement as requested.

12.	Shield Rate Risk Disclosure

Comment:

Clearly explain how Shield works in conjunction with Step Rate Edge, e.g., make sure readers understand that they are protected down to the Shield Rate (say 10%) but that they are not protected at even a minimal amount lower than the Shield Rate.

	Response:	Registrant has added the following language to the first paragraph under “Shield Options with Step Rate Edge”:

With Shield Options with Step Rate Edge, as with any Shield Option you select under the Contract, there is a risk of substantial loss of your principal (unless you allocated your Purchase Payment to the Fixed Account) because you agree to absorb all losses that exceed the Shield Rate. Therefore, if a negative Index Performance for a Shield Option with Step Rate Edge exceeds the corresponding Shield Rate at the Term End Date, you will bear the portion of the loss that exceeds the Shield Rate. This means that there could be situations when a small difference in the Index Performance results in significantly different Performance Rates. For example, if Index Performance is -9.5%, the Shield Rate is 10%, and the Edge Rate is 7%, the Performance Rate will equal the Edge Rate, or 7%. On the other hand, if Index Performance is –10.5% and the Shield Rate is 10%, the Performance Rate will equal -.5%.

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March 23, 2023

13.	Revisions to Captions

	Comment:	Drop the caption “Appendix A,” revise “INDEX PUBLISHERS” to “NASDAQ INDEX,” and delete “The following is added to the end of Appendix A.”

	Response:	Registrant has made the requested revisions.

14.	Exhibits

Comment:

In the Pay Plus post-effective amendment, revised Contract Schedules were filed as exhibits that appear to reflect the addition of the NASDAQ Shield Options and the 2-year Shield Options. Please confirm that the Contract Schedules filed as exhibits to the 3-Year and 6-Year post-effective amendments similarly reflect the addition of the NASDAQ Shield Options and the 2-Year Shield Options.

	Response:	The Registrant has confirmed that the NASDAQ and 2-Year Shield Options are reflected in the 3-Year and 6-Year Contract Schedules.

15.	Correction to Caption

	Comment:	Please correct the caption “Investment Amount Calculation with Step Rate Edge” and “Interim Value Calculation with Step Rate Edge.”

	Response:	Registrant has made the requested revisions.

16.	How To Find Edge Rates

	Comment:	Include a paragraph under “Step Rate Edge” explaining where and how to find Edge Rates. For example, there is a paragraph in the prospectus that begins “There are two ways ....”

	Response:	Registrant has added the requested disclosure.

17.	Step Rate Edge Description

	Comment:	In the first paragraph under “Step Rate Edge,” please provide more disclosure regarding how Step Rate Edge interacts with the Shield Rate.

	Response:	Registrant has added the following sentence after the first sentence in the referenced paragraph:

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March 23, 2023

“Step Rate Edge therefore, provides you with the opportunity to receive the Edge Rate even when Index Performance is negative, so long as Index Performance is equal to or greater than the Shield Rate.”

As always, we appreciate the Staff’s review of and comments. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

cc:	Michele Abate, Associate General Counsel, Brighthouse Financial, Inc.

Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

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